As filed with the Securities and Exchange Commission on May 8, 1995
                                                      Registration No. 33-

_______________________________________________________________________________



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  __________

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                                   __________

                         INLAND STEEL INDUSTRIES, INC.
            (Exact name of registrant as specified in its charter)
        Delaware                                    36-3425828
(State of incorporation)              (I.R.S. Employer Identification Number)


                            30 West Monroe Street
                          Chicago, Illinois  60603
                              (312) 346-0300
              (Address, including zip code, and telephone number, including area code, of principal executive offices)

                               David B. Anderson
                       Vice-President - Corporate Development,
                           General Counsel and Secretary
                               30 West Monroe Street
                             Chicago, Illinois  60603
                                  (312) 899-3917
              (Name, address, including zip code, and telephone
              number, including area code, of agent for service)
                                  _________________

                                  Copies to:
          Robert E. Curley                   Frederick W. Axley
        Mayer, Brown & Platt               McDermott, Will & Emery
      190 South LaSalle Street             227 West Monroe Street
      Chicago, Illinois  60603             Chicago, Illinois 60606

                                  _________________

      Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x]


                        CALCULATION OF REGISTRATION FEE
_______________________________________________________________________________
                                 Proposed       Proposed
Title of each                    maximum        maximum
class of                         offering       aggregate      Amount of
securities to     Amount to be   price per      offering       registration
be registered     registered     share(1)[FN]   price(1)[FN]      fee
_______________________________________________________________________________
Common Stock
($1.00 par value)
(including
preferred
stock purchase
rights).......    3,946,385      $25.375        $100,139,519    $34,530.91
                shares
________________________________________________________________________________
[FN] (1) Estimated solely for purposes of determining the registration fee, based on the average of the high and low sales prices on the New
          York Stock Exchange Composite Tape on May 5, 1995.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
________________________________________________________________________________

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                SUBJECT TO COMPLETION, DATED MAY 8, 1995
                            3,946,385 Shares

                      Inland Steel Industries, Inc.

                              Common Stock
                       (par value $1.00 per share)
                         ______________________

     The 3,946,385 shares (the "Shares") of common stock, par value $1.00 (the "Common Stock"), of Inland Steel Industries, Inc. (the "Company") offered hereby were transferred by the Company to the Selling Stockholder on May 1, 1995 for credit against certain of the Company's obligations to the Inland Steel Industries Pension Plan (the "Pension Plan"). See "Selling Stockholder."
The Shares are being sold for the account of the Selling Stockholder, and the Company will not receive any proceeds from the sale of the Shares.

     The Selling Stockholder has advised the Company that it may from time to time offer and sell the Shares on the New York Stock Exchange or otherwise at market prices then prevailing or at prices and upon terms then obtainable or in underwritten offerings. Sales in underwritten offerings would be made through one or more underwriters to be named in a supplement to this Prospectus. Other sales may be made in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, pursuant to Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act") or otherwise. With certain exceptions, the Selling Stockholder has agreed that, without the consent of the Company, the Selling Stockholder will not sell during any three month period a number of Shares that exceeds the greater of (i) the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding a sale or (ii) 1% of the outstanding shares of Common Stock. The foregoing limitation does not apply to sales by the Selling Stockholder pursuant to an underwritten offering or in certain negotiated transactions. See "Plan of Distribution." The Company will pay the underwriting commissions or discounts in connection with any underwritten offering of shares by the Selling Stockholder and will bear the expenses of registering the Shares for sale by the Selling Stockholder, including the expenses of the Selling Stockholder (including the fees and expenses of the Selling Stockholder's legal counsel).
If the Shares are sold through brokers, the Selling Stockholder expects to pay customary brokerage commissions and charges, which costs will be borne by the Selling Stockholder.


      On May 5, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange was $25.125 per share.

      See "Risk Factors Related to the Steel Industry and the Company" for certain considerations relevant to an investment in the Common Stock.

                               _________________

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
            OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
              ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                     REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.
                                _______________

             The date of this Prospectus is May [   ], 1995

        No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


                               TABLE OF CONTENTS

                                  Page                                Page
                                  ____                                ____
Available Information.............  2     Use of Proceeds.............  9
Incorporation by Reference........  3     Plan of Distribution........ 10
The Company.......................  4     Selling Stockholder......... 10
Risk Factors Related to the               Description of
  Steel Industry and the Company..  5       Capital Stock............. 11
                                          Experts..................... 18
                                          Validity of the Shares...... 18


                             AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy material and other information concerning the Company can be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy material and other information concerning the Company also may be inspected at the offices of the New York Stock Exchange, Inc. and the Chicago Stock Exchange, Incorporated.

      The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This prospectus ("Prospectus"), which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                       INCORPORATION BY REFERENCE

      There is incorporated herein by reference the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (SEC File No. 1-9117) as filed by the Company with the Commission pursuant to the Exchange Act. See "Description of Capital Stock" herein for a current description of the Company's Common Stock. All documents subsequently filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of such person, a copy of any of the foregoing documents incorporated herein by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to Inland Steel Industries, Inc. at its principal executive offices, 30 West Monroe Street, Chicago, Illinois 60603,
Attention: Secretary (telephone (312) 346-0300).

                                  THE COMPANY

      The Company is the sole stockholder of Inland Steel Company and Inland Materials Distribution Group, Inc. ("Distribution"). Inland Steel Company is a fully integrated domestic steel company that produces and sells a wide range of steels, of which approximately 99% consists of carbon and high-strength low-alloy steel grades. The two subsidiaries of Distribution are Joseph T. Ryerson & Son, Inc. ("Ryerson") and J.M. Tull Metals Company, Inc. ("Tull"), leading domestic steel service, distribution and materials processing organizations.

      Inland Steel Company manufactures basic steel products and is involved in related raw materials operations. It has the capability to produce six million tons of raw steel annually at its Indiana Harbor Works complex in East Chicago, Indiana. The two divisions of Inland Steel Company are Inland Steel Flat Products Company, which manufactures steel sheet, strip and plate for the automotive, appliance, office furniture, steel service center and electrical motor industries, and Inland Steel Bar Company, which manufactures special quality steel bars and related semi-finished products for forgers, steel service centers, heavy equipment manufacturers, cold finishers, and the transportation industry.

      Distribution processes and markets carbon, stainless and alloy steels, aluminum, nickel, brass, copper, and industrial plastics to manufacturers through 54 service center locations across the United States. Distribution's Ryerson subsidiary operates through three geographic divisions headquartered in Philadelphia, Chicago and Seattle. In addition, the Ryerson Coil Processing Company division, headquartered in Chicago, performs high-quality processing for customers who traditionally buy large quantities of carbon sheet steel. Based in Norcross, Georgia, Tull and its AFCO Metals, Inc. subsidiary operate primarily across the Southeast.

      Inland Steel Company and Nippon Steel Corporation ("NSC") operate, through joint ventures, two steel-finishing facilities near New Carlisle, Indiana. The total cost of these facilities was approximately $1.1 billion. I/N Tek, owned 60% by a subsidiary of Inland Steel Company and 40% by a subsidiary of NSC, operates a cold-rolling mill. I/N Kote, owned equally by subsidiaries of Inland Steel Company and NSC, operates two galvanizing lines.

      The address of the principal executive offices of the Company is 30 West Monroe Street, Chicago, Illinois 60603, and the telephone number of the Company is (312) 346-0300.

      RISK FACTORS RELATED TO THE STEEL INDUSTRY AND THE COMPANY

      The following factors, together with the other information contained or incorporated by reference in this Prospectus, should be taken into account by prospective purchasers of the Common Stock.

Domestic Steel Industry

  Highly Cyclical Industry

    The cyclical nature of the domestic steel industry was demonstrated in the past decade. The first part of the decade saw significant restructuring and reductions in industry capacity, continuing significant losses and bankruptcies, as well as the impact of a strong dollar, which generally disadvantaged domestic steel producers and their exporting customers. This was followed by record-high industry profits in 1988 and the 1990-91 downturn in the economy, including a dramatic decline in steel industry financial performance. Beginning in 1993, there has been increased demand for steel and rising prices.

  Potential Excess Industry Capacity and Price Sensitivity

    Although demand for steel products is currently strong, steel consumption in the United States has not grown with the overall economy over the last decade. While domestic steel producers have taken actions to scale back their operations through corporate reorganizations, through the shut-down of older facilities, or as a result of bankruptcy proceedings, there had existed over the past several years and until recently, taking into account imports, significant excess capacity in the United States. Furthermore, while integrated steel producers, including Inland Steel Company, have reduced their total production capacity, capacity has been increased by most integrated producers in certain higher value-added product lines. With further increases currently underway, significant overcapacity could arise in these product lines at various times during the business cycle, particularly in coated steel products.

    Overcapacity would likely directly impact prices for steel products. Given the high fixed cost of steel production, the financial performance of the major integrated steel producers is substantially affected by relatively small variations in the prices of their products.

  Competition

    The domestic steel market is highly competitive. Major integrated producers, including Inland Steel Company, face competition from a variety of sources.

    Imports. Domestic steel producers face significant competition from foreign producers and have been adversely affected by imports. Imports of steel mill products accounted for approximately 24.7% of the domestic market in 1994, below the 1984 peak of 26.4%, but up from 18.7% in 1993. A significant portion of the increase was attributable to the import of semi-finished steel mill products. Many foreign steel producers are owned, controlled or subsidized by their governments. Decisions by these foreign producers with respect to production and sales may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions. Certain foreign producers of steel and products made of steel have continued to ship into the United States market despite decreased profit margins or losses experienced by such producers.

    Adverse ITC Rulings. In 1992, unfair trade petitions were filed against foreign producers of bar, rod and flat-rolled steel products. During 1993, the International Trade Commission ("ITC") upheld final subsidy and dumping margins on essentially all of the bar and rod products and about half of the flat-rolled products, in each case based on the tonnage of the products against which claims were brought. Certain domestic producers have filed formal appeals of the ITC decisions in the U.S. Court of International Trade ("CIT") or similar jurisdictional bodies in certain of the trade cases, and foreign producers have appealed certain of the findings against them. The CIT sustained the ITC in the bar and rod product cases and in the cold-rolled and hot-rolled flat product cases. Appeals are pending regarding the corrosion-resistant flat product cases. It is not certain how the ITC actions and the appeals will affect imports of steel products into the United States or the price of such steel products.

    Potential Adverse GATT Agreements. On December 15, 1993, President Clinton notified the U.S. Congress of his intent to enter into agreements resulting from the Uruguay Round of multilateral trade negotiations under the General Agreement on Tariffs and Trade ("GATT"). The key provisions applicable to domestic steel producers include an agreement to eliminate steel tariffs in major industrial markets, including the United States, and agreements regarding various subsidy and dumping practices as well as dispute settlement procedures. Legislation to implement GATT was enacted into Federal law in December 1994 and the Uruguay Round agreements went into effect on January 1, 1995. The elimination of tariffs on imported steel products and the other changes implemented under such legislation could potentially have a material adverse impact on sales by domestic steel producers.

    Mini-mills. Mini-mills provide significant competition in certain product lines, principally structural shapes, bars and rods. Mini-mills are relatively efficient, low-cost producers that produce steel principally from scrap in electric furnaces, and at this time generally have lower capital, overhead, employment and environmental costs than the integrated steel producers, including Inland Steel Company. Mini-mills have been adding capacity and expanding their product lines in recent years to include larger-size structural products and certain flat-rolled products, including coated products. Thin-slab casting technologies have allowed mini-mills to enter certain sheet markets which have traditionally been supplied by integrated producers. Such plants are in operation in the United States and plans have been announced for additional thin-slab mini-mill plants.

    Reorganized/Reconstituted Mills. The intensely competitive conditions within the domestic steel industry have been aggravated by the bankruptcy filings of a number of steel producers. These reorganized producers, along with mills which have been sold by integrated steel producers to new owners, often operate with lower cost structures, particularly with regard to labor expenses. Bankruptcy filings and sales of facilities also tend to promote the continued operation, modernization and upgrading of marginal facilities, perpetuating overcapacity in certain industry product lines.

    Steel Substitutes. In the case of many steel products, there is substantial competition from manufacturers of products other than steel, including plastics, aluminum, ceramics, glass and concrete.

  Significant Cost Of Environmental Regulation

    Domestic steel producers, including the Company, are subject to environmental laws and regulations concerning emissions into the air, discharges into ground water and waterways, and the generation, handling, labeling, storage, transportation, treatment and disposal of waste material. These include various Federal statutes regulating the discharge or release of pollutants to the environment, including the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA," also known as "Superfund"), Safe Drinking Water Act, and Toxic Substances Control Act, as well as state and local requirements. Violations of these laws and regulations can give rise to a variety of civil, administrative, and, in some cases, criminal actions and could also result in substantial liabilities or require substantial capital expenditures. In addition, under CERCLA the United States Environmental Protection Agency (the "EPA") has authority to impose liability for site remediation on waste generators, past and present site owners and operators, and transporters, regardless of fault or the legality of the original disposal activity. Liability under CERCLA is strict, joint and several. The costs of environmental compliance may place domestic steel producers at a competitive disadvantage with respect to foreign steel producers, which are not subject to environmental requirements as stringent as those in the United States, and producers of materials that compete with steel, which may not be required to assume equivalent costs in their operations.

The Company

  Losses

    Although the Company returned to profitability in 1994, the Company sustained net losses in five of the past ten years, including a $37.6 million net loss in 1993, a $815.6 million net loss in 1992 (including a $656 million charge related to the adoption of FASB Statement No. 106), and a $275.1 million net loss in 1991.


  Cash Flow, Leverage and Liquidity

    Cash Outflows Before Financing Activities. Although the Company's cash flow before financing activities, such as sale of securities, retirement of debt and payment of preferred dividends, was positive for 1994 and 1993, for the years 1992 and 1991, such cash flow was negative $64.0 million and negative $126.2 million, respectively.

    Highly Leveraged. The Company is highly leveraged and its debt obligations are rated less than "investment grade" by the major rating agencies. This contributed to the Company's paying higher interest rates, being subject to more burdensome and restrictive financial covenants, and experiencing greater limitations on credit availability.

    Limited Financial Flexibility. Although the Company may incur additional debt at this time, the First Mortgage Indenture of Inland Steel Company, the indenture related to the Company's $150 million principal amount of 12.75% Notes due December 15, 2002 (the "12.75% Notes"), and documents governing borrowings by the Company's subsidiaries, limit the Company's ability to borrow funds and its financial flexibility.

  Dependence on Transportation Industry

    Demand for the Company's products is affected by, among other things, the relative strength or weakness of the transportation industry, primarily the automotive industry. In 1994, Inland Steel Company shipments of its product to the transportation market, including automotive, approximated 32% of total tonnage of steel shipments. This dependence on the transportation industry is expected to grow modestly in the future. The Materials Distribution segment ships approximately 10% of its product to transportation equipment producers. Sales to General Motors Corporation accounted for approximately 7% of consolidated net sales in each of 1994, 1993 and 1992.


  Dependence on Third Parties for Coke Requirements

    The last of Inland Steel Company's cokemaking facilities was permanently shut down by year-end 1993. All coke battery closures were necessitated by the inability of the facilities to meet environmental regulations and by their deteriorating condition and performance. Inland Steel Company has entered into a long-term contract to satisfy the majority of its coke needs. The contract contains a provision whereby coke prices to Inland Steel Company are adjusted annually based on market factors. In addition, PCI Associates (in which a subsidiary of Inland Steel Company holds a 50% interest) has constructed and is operating a pulverized coal injection facility that reduces Inland Steel Company's coke needs by approximately 25%.

  Reliance on Key Manufacturing Equipment

     The Company's integrated steel manufacturing processes are dependent upon certain critical pieces of steelmaking equipment, such as the No. 7 Blast Furnace, the two basic oxygen furnace shops, the continuous casters, and the 80-inch Hot Strip Mill, each of which on occasion has been out of service as the result of an unexpected equipment failure. Such interruptions in the Company's production capabilities could result in fluctuations in the Company's sales and income. The Company believes that it maintains adequate property damage insurance to provide for reconstruction of damaged equipment, as well as business interruption insurance to mitigate losses resulting from any production shutdown caused by an unexpected equipment failure. To date the Company has not experienced an equipment failure that has resulted in the complete shutdown of its steelmaking or finishing operations for a significant period of time. However, no assurance can be given that a material shutdown will not occur in the future or that such a shutdown would not have a material adverse effect on the Company.

  Obligation to Sell Steel to I/N Kote Without Regard to Price

    Inland Steel Company is obligated to sell cold-rolled steel to the unconsolidated I/N Kote joint venture and to make such sales at a price which is determined pursuant to the terms of the joint venture agreement. The Company's return on this venture is largely dependent on the price of cold-rolled steel sold to I/N Kote. The price received by Inland Steel Company is a function of I/N Kote's sales revenue, operating costs, debt service, and nominal return on partners' equity, with certain adjustments based upon I/N Kote's operating rate and revenue comparisons between Inland Steel Company and I/N Kote. As a result, in 1993, Inland Steel Company sold cold-rolled steel to I/N Kote at prices that approximated its costs of production. In 1994 such prices exceeded production costs but were still less than the market prices of cold-rolled steel products. There is no assurance that Inland Steel Company will receive higher prices for cold-rolled steel sold to I/N Kote in the future. Sales of cold-rolled steel to I/N Kote totalled 737,000 tons in 1994.

  Pension and Other Postretirement Benefits

     The Company provides pension, health care and life insurance benefits to its eligible employees and retirees. The pension benefits are funded through a pension trust while health care and life insurance benefits are paid as incurred.

       Pension Liabilities. Under Generally Accepted Accounting Principles ("GAAP"), the Company's $1.65 billion Pension Plan had unfunded liabilities of $87 million at year-end 1994. On an annualized basis, individual yearly returns earned in the Pension Plan have been volatile, with the plan earning less than 1% in 1994, compared with an average annual return over the last ten years of approximately 12%. In 1994, for the first time since 1985, the Company recorded a pension cost rather than a credit. The projected benefit obligation of the Pension Plan, calculated in accordance with Financial Accounting Standards Board ("FASB") Statement No. 87, decreased in 1994 from 1993. However, pension reform legislation contained in GATT may accelerate funding requirements of the Company. In May 1995 the Company contributed 3,946,385 shares of its Common Stock to its Pension Plan in order to address future funding requirements. The shares offered hereby comprise such contributed shares.

    Liabilities for Benefits Other Than Pensions Are Unfunded. Liabilities for health care and life insurance benefits are not funded. The unfunded benefits liability reflected on the balance sheet of the Company as of December 31, 1994 was approximately $1.2 billion. The unfunded liability will continue to grow as long as accrual-basis costs exceed cash benefit payments.

  Financial Commitments for Environmental Compliance

    The U.S. District Court for the Northern District of Indiana entered a consent decree in June 1993 confirming the agreement between Inland Steel Company and the EPA on all matters raised by a lawsuit filed by the EPA in 1990. The consent decree included a $3.5 million cash fine, an obligation to undertake environmentally beneficial projects at the Indiana Harbor Works through 1997 costing approximately $7 million, and sediment remediation of portions of the Indiana Harbor Ship Canal and Indiana Harbor Turning Basin estimated to cost approximately $19 million over the next several years. The consent decree also requires the Company, among other things, to assess the extent of environmental contamination at Inland Steel Company's Indiana Harbor Works, to evaluate corrective measures and to implement such measures. The Company is presently assessing the extent of environmental contamination. The Company anticipates that this assessment will cost approximately $1 million to $2 million per year and will take another three to five years to complete. Because neither the nature and extent of the contamination nor the associated corrective actions can be determined until the assessment of environmental contamination and evaluation of corrective measures is completed, the Company cannot presently reasonably estimate the costs of or the time required to complete such corrective actions. Such corrective actions may, however, require significant expenditures over the next several years that may be material to the results of operations or financial position of the Company. Insurance coverage with respect to such corrective actions is not significant.

    Environmental projects authorized and presently under consideration, including those designed to comply with the 1990 Clean Air Act Amendments, but excluding any amounts that may be required under the settlement of the 1990 EPA lawsuit, will require capital expenditures of approximately $24 million in 1995. It is anticipated that the Company will make annual capital expenditures of $5 million to $10 million in each of the four years following. In addition, the Company will have ongoing annual expenditures of $40 million to $50 million for the operation of air and water pollution control facilities to comply with current Federal, state and local laws and regulations. Due to the inability to predict the costs of corrective action that may be required under the U.S. Resource Conservation and Recovery Act and the consent decree settling the 1990 EPA lawsuit, the Company cannot predict the amount of additional environmental expenditures that will be required.

  Common Stock Buyback Commitment

    In connection with the sale of the Series F Exchangeable Preferred Stock (the "Series F Preferred Stock") to a subsidiary of NSC in December 1989, the Company agreed to repurchase $185 million of its Common Stock. The remaining repurchase commitment of $37.9 million as of December 31, 1994 is reflected as "temporary equity" on the Company's balance sheet. This repurchase commitment would cease to exist upon the Company's anticipated repurchase of its Series F Preferred Stock. See "Description of Capital Stock-Series F Preferred Stock."

  Recent Absence of Common Stock Dividends

    The Board of Directors discontinued the quarterly Common Stock cash dividend beginning in the second quarter of 1991 and in March 1995 reinstituted a quarterly dividend on Common Stock of $.05 per share. The payment of any future dividends on the Common Stock and the amount thereof will be determined by the Board of Directors in light of earnings, the financial condition of the Company, and other relevant factors. Certain covenants in the indenture related to the 12.75% Notes further limit the Company's ability to pay cash dividends on Common Stock. See "Description of Capital Stock-Common Stock-Dividend Limitations."

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds of the sale of the Shares offered hereby.


                             PLAN OF DISTRIBUTION

    The Selling Stockholder has advised the Company that it may from time to time offer and sell the Shares on the New York Stock Exchange or otherwise at market prices then prevailing or at prices and upon terms then obtainable or in underwritten offerings. Sales in underwritten offerings would be made through one or more underwriters to be named in a supplement to this Prospectus. Other sales may be made in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, pursuant to Rule 144 or otherwise. With certain exceptions, the Selling Stockholder has agreed that, without the consent of the Company, the Selling Stockholder will not sell during any three month period a number of Shares that exceeds the greater of (i) the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding a sale or (ii) 1% of the outstanding shares of Common Stock. The foregoing limitation does not apply to sales by the Selling Stockholder pursuant to an underwritten offering or in certain negotiated transactions. In the case of a negotiated transaction at a price that exceeds the then current market price by ten percent or more, and provided that the prospective purchaser represents in writing to the Company and the Selling Stockholder that the prospective purchaser is acquiring such Shares for its own account, or for one or more accounts as to each of which such transferee exercises sole investment discretion, for investment purposes only and not with a view to, or for resale in connection with, any distribution, the one percent limitation described above will be increased to four percent. In addition, the Selling Stockholder has agreed that it will not, without the consent of the Company and subject to the Company's obligation to make certain additional payments to the Pension Plan, sell Shares in any negotiated transaction to any person that is, or as a result of such purchase would be, the beneficial owner of more than five percent of the outstanding Common Stock.

    The Company will pay the underwriting commissions or discounts in connection with any underwritten offering of shares by the Selling Stockholder and will bear the expenses of registering the Shares for sale by the Selling Stockholder, including the expenses of the Selling Stockholder (including the fees and expenses of the Selling Stockholder's legal counsel). If the Shares are sold through brokers, the Selling Stockholder expects to pay customary brokerage commissions and charges, which costs will be borne by the Selling Stockholder. The Company has agreed to indemnify the Selling Stockholder and any investment managers actin on behalf of the Selling Stockholder against certain liabilities, including liabilities under the Securities Act.


                              SELLING STOCKHOLDER

    The table below sets forth the name of the Selling Stockholder, the number and percentage of shares of Common Stock beneficially owned by the Selling Stockholder prior to the Offering, the maximum number of shares of Common Stock offered hereby by the Selling Stockholder and the number and percentage of shares of Common Stock to be held by the Selling Stockholder after the Offering.


                                           Maximum
               Prior to the Offering       Number of     After the Offering
               _________________________   Shares        ___________________
               Number of    Percentage     to be         Number    Percentage
               Shares       of             Sold in the   of Shares  of
Name           Owned        Class(1)[FN]   Offering      Owned     Class(1)[FN]
_____          ________     __________     ___________   ________  ___________
Inland Steel
Industries
Pension Plan,
The Northern
Trust Company,
trustee....    3,946,385      8.12%         3,946,385        0         0%

_______________
[FN] (1) Calculated based on the number of shares of Common Stock outstanding on May 3, 1995.


                      DESCRIPTION OF CAPITAL STOCK

    The following statements are summaries of certain provisions of the Certificate of Incorporation and the By-Laws of the Company and of the Rights Agreement, dated as of November 25, 1987, as amended and restated as of May 24, 1989 (the "Rights Agreement") between the Company and The First National Bank of Chicago, as Rights Agent (Harris Trust and Savings Bank, as successor Rights Agent). Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Certificate of Incorporation, the By-Laws and the Rights Agreement, including the definitions therein of certain terms. Copies of the Certificate of Incorporation, the By-Laws and the Rights Agreement are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

General

    The Certificate of Incorporation authorizes the issuance of 100,000,000 shares of Common Stock, $1.00 par value per share (the "Common Stock"), and 15,000,000 shares of Preferred Stock, $1.00 par value per share (the "Preferred Stock"), in one or more series. On March 31, 1995, there were 44,670,700 shares of Common Stock (not including the 3,946,385 shares of Common Stock offered hereby), 94,701 shares of Series A Preferred Stock, 3,098,628 shares of Series E Preferred Stock, and 185,000 shares of Series F Preferred Stock outstanding. The Company previously redeemed the outstanding shares of Series B, Series C and Series G Preferred Stock and the Company intends to repurchase the Series F Preferred Stock during the second quarter of 1995. See Note 6 of Notes to Consolidated Financial Statements for the year ended December 31, 1994. None of the Series D Preferred Stock, which is issuable under the Rights Agreement, has been issued. All issued and outstanding shares of Common Stock (including the shares offered hereby), Series A Preferred Stock, Series E Preferred Stock and Series F Preferred Stock are fully paid and non-assessable. The number of authorized shares of Preferred Stock may be increased or decreased by the affirmative vote of the holders of a majority of the Company's capital stock entitled to vote at a meeting of stockholders. Holders of Common Stock and Preferred Stock have no preemptive rights to subscribe to any additional shares of capital stock or securities convertible into capital stock.

Common Stock

     The rights and privileges of the holders of the Common Stock are subject to the preferential rights and privileges of the holders of any Preferred Stock, including the outstanding Series A Preferred Stock, Series E Preferred Stock and Series F Preferred Stock.

    Dividend Rights. Subject to the dividend rights of the holders of Preferred Stock, including the dividend rights of holders of Series A Preferred Stock, Series E Preferred Stock and Series F Preferred Stock described below, the holders of shares of Common Stock are entitled to receive dividends thereon out of funds legally available therefor if and when declared payable by the Company's Board of Directors.

    Dividend Limitations. Under the terms of the currently outstanding Preferred Stock, the Company may not pay any dividends or make any other distribution on its Common Stock (other than dividends or distributions in stock ranking junior to the Series A Preferred Stock, the Series E Preferred Stock or the Series F Preferred Stock, as the case may be, as to dividends and on liquidation) unless all dividends accumulated on the Series A Preferred Stock, Series E Preferred Stock and Series F Preferred Stock (and, in the case of the Series F Preferred Stock, interest, if any, thereon) for all then elapsed quarterly dividend periods have been paid or declared and set apart for payment.

    The indenture relating to the 12.75% Notes (the "Indenture") prohibits the Company from declaring or paying a dividend on the Common Stock if after giving effect to the payment of such dividend (i) an Event of Default, or an event that with the giving of notice, lapse of time, or both, would constitute an Event of Default, shall have occurred and be continuing or (ii) the aggregate of all Restricted Payments (which term includes, among other things, dividends or repurchases, redemptions or other acquisitions of any class of capital stock of the Company, including the Common Stock) exceeds the sum of (a) 50% of cumulative Consolidated Net Income for each fiscal year (or, in case the Consolidated Net Income shall be negative for any fiscal year, less 100% of such deficit) commencing on or after January 1, 1993 and (b) 100% of the aggregate net proceeds from the issuance of capital stock of the Company (including the fair market value of the Common Stock contributed to the Company's Pension Plan in May 1995, which Common Stock is offered hereby) and warrants, rights or options to purchase such capital stock after December 15, 1992, and less the amount of any loan, advance, capital contribution to or investment in, or payment on a Guarantee of, any obligation of any Affiliate (with certain exceptions), as such terms are defined in the Indenture. As a result of the foregoing prohibition, up to $114 million of cash dividends could have been declared or paid by the Company for the year ended December 31, 1994. Although this amount, as noted above, will increase by the fair market value of the Common Stock contributed to the Company's Pension Plan, the amount calculated under such prohibition will be reduced by the value of the principal amount of the Series F Preferred Stock anticipated to be repurchased by the Company and by the related prepayment charges. See "Preferred Stock-Series F Preferred Stock," below.

    Voting Rights. The Certificate of Incorporation provides that any action to be taken by stockholders must be taken at a duly called annual or special meeting and not by written consent, except that the Board of Directors, by resolution, may permit holders of the Preferred Stock of the Company to act by written consent. See "Preferred Stock" below. The holders of Common Stock vote together with the holders of Series A Preferred Stock, Series E Preferred Stock and Series F Preferred Stock as one class, except as otherwise provided by the Delaware General Corporation Law or the Certificate of Incorporation. In general, separate votes will be required on matters that affect one or more but not all of such classes or series. The holders of Common Stock and Series A Preferred Stock are entitled to one vote for each share held. The holder of the Series E Preferred Stock is entitled to 1.25 votes per share and the holder of the Series F Preferred Stock is entitled to 30.604 votes per share, in each case subject to adjustment upon the occurrence of certain events. None of the holders of Common Stock, Series A Preferred Stock, Series E Preferred Stock or Series F Preferred Stock has the right to cumulate votes in the election of directors.

    Liquidation Rights. After the payment of all amounts due upon liquidation to the holders of Series A Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, the holders of Common Stock are entitled to receive any remaining assets of the Company available for distribution to its stockholders.

    Transfer Agent. The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, Chicago, Illinois.

Preferred Stock

    The Company's Board of Directors is authorized to create and issue one or more series of Preferred Stock and determine the rights and preferences of each series, to the extent permitted by the Certificate of Incorporation. Among other rights, the Board of Directors shall fix (1) the number of shares constituting the series and the distinctive designation of the series; (2) the dividend rate on the shares of the series, the conditions and dates upon which dividends thereon shall be payable, the extent, if any, to which dividends thereon shall be cumulative, and the relative rights of preference, if any, of payment of dividends thereon; (3) whether or not the shares of the series are redeemable and, if redeemable, the time or times during which they shall be redeemable and the amount per share payable on redemption thereof, which amount may, but need not, vary according to the time and circumstances of such redemption; (4) the amount payable in respect of the shares of the series, in the event of any liquidation, dissolution or winding up of the Company, which amount may, but need not, vary according to the time or circumstances of such action, and the relative rights of preference, if any, of payment of such amount; (5) any requirement as to a sinking fund for the shares of the series, or any requirement as to the redemption, purchase or other retirement by the Company of the shares of the series; (6) the right, if any, to exchange or convert shares of the series into other securities or property, and the rate or basis, time, manner and condition of exchange or conversion; and (7) the voting rights, if any, to which the holders of shares of the series shall be entitled in addition to the voting rights provided by law. Except for any difference so provided by the Board of Directors, the shares of all series of Preferred Stock shall rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation.

    Pursuant to the terms of the Certificate of Incorporation and the Series F Certificate of Designations, the holders of Series F Preferred Stock, but not the holders of Series A Preferred Stock, Series E Preferred Stock or Common Stock, may act by consent. For a description of other voting rights of holders of the Series A Preferred Stock, Series E Preferred Stock and Series F Preferred Stock, see "Series A Preferred Stock," "Series E Preferred Stock" and "Series
F Preferred Stock" below.

  Series A Preferred Stock

    The holders of Series A Preferred Stock are entitled to receive dividends at the rate of $2.40 per share per annum and, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, to receive $44.00 per share plus all dividends accumulated and unpaid thereon. Such shares are convertible into shares of Common Stock at a rate of one share of Common Stock for one share of Series A Preferred Stock, subject to adjustments in certain events, and are redeemable at the option of the Company at any time at $44.00 per share plus all dividends accumulated and unpaid thereon to the date fixed for such redemption. The Company may partially redeem its Series A Preferred Stock even if dividends on that series are in arrears, provided that cumulative dividends are paid in full on the shares which are redeemed. The Series A Preferred Stock requires that dividends paid on such series of Preferred Stock and any other series of Preferred Stock ranking on a parity therewith as to dividends (including the Series F Preferred Stock), if less than the full amount of dividends accumulated and unpaid on each such series of Preferred Stock, shall be paid on each such series of Preferred Stock in proportion to the aggregate amounts of dividends accumulated and unpaid on each such series.

    The holders of Series A Preferred Stock vote together with the holders of Common Stock (and any other shares of capital stock of the Company entitled to vote at a meeting of stockholders, including the Series E Preferred Stock and the Series F Preferred Stock) as one class, except as otherwise provided by the Delaware General Corporation Law or the Company's Certificate of Incorporation, and the vote or consent of a majority of the outstanding shares of Series A Preferred Stock as a class, together with all other series of Preferred Stock ranking on a parity with the Series A Preferred Stock either as to dividends or upon liquidation and which are affected in such matter in substantially the same manner as the Series A Preferred Stock with respect to the right to receive dividends or the right to receive distributions upon liquidation, is required to authorize, create or issue any class of stock, or any right to convert into or purchase any class of stock, ranking prior to the Series A Preferred Stock as to dividends or liquidation rights, or for any merger or consolidation which would have a similar effect (with certain exceptions).

  Series E Preferred Stock

    Shares of the Series E Preferred Stock may only be issued to the Company's Employee Stock Ownership Plan ("ESOP") Trust. In July 1989, the Company sold 3,086,800 newly issued shares of the Series E Preferred Stock to the ESOP Trust. Shares of the Series E Preferred Stock entitle the holder to cumulative annual dividends of $3.523 per share, payable semi-annually. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holder of the Series E Preferred Stock is entitled to receive, subject to the rights of the holders of any stock of the Company ranking senior to the Series
E Preferred Stock, $48.594 per share, plus accrued and unpaid dividends thereon. Shares of Series E Preferred Stock are convertible into the Company's Common Stock at a rate of one share of Common Stock for one share of Series E Preferred Stock, subject to adjustment in certain events. The Series E Preferred Stock may be redeemed, at the option of the Company, as a whole at any time or from time to time in part, at a redemption price of $50.355 per share, declining to $48.594 per share on and after July 7, 1999, plus, in each case, accrued and unpaid dividends. In addition, upon the occurrence of certain events, the Company may elect to redeem some, or, in certain circumstances, be required to redeem all, of the outstanding shares of Series E Preferred Stock. In certain instances, the Company may elect to pay the redemption price in cash or shares of Common Stock, based on the fair market value thereof (as defined), or a combination of both. The Series E Preferred Stock is entitled to 1.25 votes per share, subject to adjustment upon the occurrence of certain events. The Series E Preferred Stock votes together with the Common Stock (and any other shares of capital stock of the Company entitled to vote at a meeting of stockholders, including the Series A Preferred Stock and the Series F Preferred Stock) on all matters submitted to a vote of the stockholders of the Company, except as otherwise provided by the Delaware General Corporation Law or the Company's Certificate of Incorporation. From time to time, the Company elects to provide additional shares of Series E Preferred Stock to the ESOP Trust to cover employee matching requirements not covered by the release of shares through scheduled principal and interest payments by the ESOP Trust on its outstanding notes.

  Series F Preferred Stock

    The Company intends to repurchase all shares of Series F Preferred Stock during the second quarter of 1995. The early repurchase of the Series F Preferred Stock will permit NSC or its subsidiary to repay certain loans related to its acquisition of those shares. Because NSC or its subsidiary will incur a prepayment premium in repaying such loans early, the Company has agreed to pay an additional amount of up to approximately $10 million in connection with the repurchase of the full amount of the Series F Preferred Stock (and would pay a reduced amount upon repurchase of less than the full amount of the stock). The consummation of the Series F Preferred Stock repurchase transaction is dependent on the preparation of documentation acceptable to the Company and NSC. Upon repurchase of all of the outstanding shares of Series F Preferred Stock, all rights and privileges of the owner of the Series F Preferred Stock, as described below, would terminate.

    On December 18, 1989, NS Finance III, Inc. ("NS Finance"), a subsidiary of Nippon Steel Corporation, purchased 185,000 shares of the Company's Series F Preferred Stock for an aggregate purchase price of $185 million. The Series F Preferred Stock entitles the holder to cumulative annual dividends of 9.48% (based on the purchase price of the Series F Preferred Stock), payable quarterly. Accrued but unpaid dividends on the Series F Preferred Stock bear interest at the annual rate of 11.48%, compounded quarterly. The Series F Preferred Stock is required to be redeemed in two stages, consisting of $85 million on December 18, 1996 and the remaining $100 million on December 17, 1999, plus, in each case, accrued and unpaid dividends thereon (and interest, if any, thereon). In addition, the Company may be required to redeem the Series F Preferred Stock upon the occurrence of certain events, and upon the occurrence of certain other events, including a change in control of the Company, the Company may be required to redeem the Series F Preferred Stock at a 10% premium. In certain of such circumstances, the holder of the Series F Preferred Stock may elect to receive such redemption price in cash or shares of Common Stock, subject to certain exceptions. In the event of an early redemption, the Company may be required to reimburse the holder of the Series F Preferred Stock for certain costs incurred as a result of such redemption. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holder of the Series F Preferred Stock is entitled to receive $1,000 per share, plus all accrued and unpaid dividends thereon, and interest, if any, on such dividends, plus a "breakage amount."

    The Series F Preferred Stock provides that no dividend shall be declared or paid or set apart for payment on any other series of Preferred Stock ranking on a parity with the Series F Preferred Stock as to dividends (including the Series A Preferred Stock), unless there shall also be or have been declared and paid or set apart for payment on the Series F Preferred Stock dividends, including interest, if any, on such dividends, for all dividend payment periods of the Series F Preferred Stock ending on or before the dividend payment date of such parity stock ratably in proportion to the respective amounts of dividends, including interest, if any, on such dividends, accumulated and unpaid through such dividend period on the Series F Preferred Stock and accumulated and unpaid on such parity stock through the dividend payment period on such parity stock next preceding such dividend payment date.

    The Series F Preferred Stock is entitled to 30.604 votes per share, which number of votes may be adjusted from time to time upon the occurrence of certain events. The Series F Preferred Stock votes together with shares of the Company's Common Stock (and any other shares of capital stock of the Company entitled to vote at a meeting of stockholders, including the Series A Preferred Stock and the Series E Preferred Stock) as a single class upon all matters upon which holders of the Company's Common Stock are entitled to vote, except as otherwise provided by the Delaware General Corporation Law or the Company's Certificate of Incorporation.

    Pursuant to the terms of the Series F Preferred Stock, the Company has the option to exchange the Series F Preferred Stock for the Company's 10.23% Subordinated Voting Notes (the "Exchange Notes"), provided that the holder of the Series F Preferred Stock has consented to the exchange. Subject to the consent of NS Finance, if the Company elects to exchange the Exchange Notes for the Series F Preferred Stock, the holder of outstanding shares of Series F Preferred Stock would be entitled to receive an Exchange Note with a face amount equal to $1,000 per share of Series F Preferred Stock held by it on the date of exchange. Upon issuance of the Exchange Notes, the holder of the Exchange Notes would be deemed to be a stockholder of the Company, and the Exchange Notes would be deemed to be shares of stock, for the purpose of any provision of the Delaware General Corporation Law that requires the vote of stockholders as a prerequisite to any corporate action. The Exchange Notes would bear interest at an annual rate of 10.23%, payable quarterly. The holder of the Exchange Notes would be entitled to the same number of votes that it is then entitled to as the holder of the Series F Preferred Stock on the date of the exchange. The principal differences between the Series F Preferred Stock and the Exchange Notes would be that (i) in the event of any liquidation, insolvency or bankruptcy of the Company, the Exchange Notes would be entitled to payment before any distribution with respect to the then outstanding shares of the Company's Preferred Stock or Common Stock, (ii) the annual interest rate on the Exchange Notes would be .75 percentage point greater than the annual dividend rate on the Series F Preferred Stock and (iii) interest payments would be deductible in the calculation of income subject to income tax. The Company's ability to exchange the Series F Preferred Stock for the Exchange Notes may be limited by the covenants and other provisions contained in agreements to which the Company is, or may become, a party.

Stockholder Rights Plan and Series D Preferred Stock

    On November 25, 1987, the Company's Board of Directors declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock to stockholders of record at the close of business on December 18, 1987. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series D Preferred Stock at a Purchase Price of $90 per Unit, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement. In the summary below, capitalized terms are defined as set forth in the Rights Agreement.

    The Rights are attached to all Common Stock certificates representing shares outstanding (including the shares of Common Stock offered hereby), and no separate Rights Certificates have been distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), (ii) ten Business Days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock or (iii) ten Business Days following a determination by the Board of Directors that a Person is an Adverse Person (as hereinafter defined). Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after December 18, 1987 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

    An "Adverse Person" is a Person who beneficially owns at least 10% of the then outstanding Common Stock and (i) who the Board of Directors determines intends to cause the Company to repurchase the shares beneficially owned by such Person or to cause pressure on the Company to take certain actions not in the long-term best interests of the Company and its stockholders, or (ii) whose ownership is determined by the Board of Directors to be reasonably likely to cause a material adverse impact on the business or prospects of the Company to the detriment of the Company's stockholders.

    The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 17, 1997, unless earlier redeemed by the Company as described below.

    As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date, and prior to the expiration or redemption of the Rights, will be issued with Rights. Shares of Common Stock issued after the Distribution Date, and prior to the expiration or redemption of the Rights, will be issued with Rights Certificates if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon the conversion of securities issued after adoption of the Rights Agreement; provided, however, that (i) no such Rights Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Rights Certificate would be issued, and (ii) no such Rights Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

    In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock at a price and on terms which the independent Continuing Directors (as hereinafter defined) determine to be fair to and otherwise in the best interests of the Company and its stockholders), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), or (v) the Board of Directors determines that a Person is an Adverse Person, at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise of a Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price multiplied by the number of Units issuable upon exercise of the Right prior to the events described in this paragraph (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person (or any Associate or Affiliate thereof, as defined in the Rights Agreement) will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

    In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger described in the preceding paragraph or a merger which follows an offer described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Exercise Price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

    The Purchase Price payable, and the number of Units of Series D Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series D Preferred Stock, (ii) if holders of the Series D Preferred Stock are granted certain rights or warrants to subscribe for Series D Preferred Stock or convertible securities at less than the current market price of the Series D Preferred Stock, or (iii) upon the distribution to holders of the Series D Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

    At any time until 15 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. After the redemption period has expired, the Company's right of redemption may be reinstated if each Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.05 redemption price.

    The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement and is not an officer or employee of the Company and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors and is not an officer or employee of the Company, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

    Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. All actions of the Board of Directors, other than those actions which require the concurrence of the Continuing Directors, will require the concurrence of Directors who are not officers or employees of the Company.

    The Series D Preferred Stock purchasable upon exercise of the Rights would be subordinate to any other series of the Company's Preferred Stock currently outstanding or issued in the future. One one-hundredth of a share of Series D Preferred Stock would be purchasable upon exercise of one Right. Each whole share of Series D Preferred Stock would have a minimum preferential quarterly dividend rate equal to the greater of $10 per share or 100 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Series D Preferred Stock would, subject to the rights of the holders of other series of the Preferred Stock, receive a preferred liquidation payment equal to the greater of $9,000 per share or the equivalent of 100 times the payment made per share of the Common Stock. Each share of Series D Preferred Stock would have 100 votes, voting together with the Common Stock, except as Delaware law may otherwise provide. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series D Preferred Stock would be entitled to receive 100 times the amount received per share of Common Stock. The rights of the Series D Preferred Stock as to dividends and voting, upon liquidation, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner that causes the Rights to become exercisable. The Company believes, however, that the Rights would neither affect any prospective offeror willing to negotiate with the Board of Directors of the Company nor interfere with any merger or other business combination approved by the Board of Directors of the Company.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 incorporated by reference in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              VALIDITY OF SHARES

    The validity of the Common Stock offered hereby will be passed upon for the Company by Mayer, Brown & Platt.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby:

SEC registration fee.............................     $ 34,531

Legal fees.......................................       50,000

Accounting fees and expenses.....................       60,000

Miscellaneous....................................       15,469
                                                   _______________

       Total.....................................     $160,000
                                                   _______________

Item 15.  Indemnification of Officers and Directors.

      (a) The General Corporation Law of Delaware (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and authorizes the Company to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of stockholders or otherwise.

      (b) Article Thirteen of the Certificate of Incorporation of the Company permits, and Article VI of the By-Laws of the Company provides for, indemnification of directors, officers, employees and agents to the full extent permitted by law.

      (c) The Company maintains directors' and officers' liability insurance coverage for its directors and officers and those of its subsidiaries and for certain other executive employees. This coverage insures such persons against certain losses that may be incurred by them in their respective capacities as directors, officers or employees, with respect to which they may or may not be indemnified under the provisions of the Certificate of Incorporation or By-Laws of the Company or otherwise.

      (d) Reference is made to Section 12 of the Stock Contribution and Registration Rights Agreement regarding the indemnification under certain circumstances of the Company, its directors and certain of its officers, by the trustee of the Inland Steel Pension Plan and by the Underwriters, if any.

Item 16.  Exhibits and Financial Statement Schedules.

     See Index to Exhibits included herewith which is incorporated by reference herein.

Item 17.  Undertakings.

      (1)   The undersigned registrant hereby undertakes:

            (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement;


                Provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth or described in Item 15 (except as set forth in paragraphs (c) and (d) therein) of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, or claims to the extent covered by contracts of insurance) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 4th day of May, 1995.

                                INLAND STEEL INDUSTRIES, INC.

                                By   Robert J. Darnall
                                    Robert J. Darnall
                                    Chairman, President and Chief
                                    Executive Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated on May 4, 1995.

            Signature               Title

 Robert J. Darnall               Chairman, President and Chief
Robert J. Darnall                Executive Officer and Director

 Earl L. Mason                   Senior Vice President and Chief
Earl L. Mason                    Financial Officer (Principal

                                 Financial Officer)

 James M. Hemphill               Controller (Principal
James M. Hemphill                Accounting Officer)


     A. Robert Abboud             Director

     James W. Cozad               Director

     Robert B. McKersie           Director

     Maurice S. Nelson, Jr.       Director       By:  David B. Anderson
                                                     David B. Anderson

     Donald S. Perkins            Director           Attorney-in-Fact

     Joshua I. Smith              Director

     Nancy H. Teeters             Director

     Raymond C. Tower             Director

     Arnold R. Weber              Director



                          EXHIBIT INDEX

Exhibit                                                      Sequential
Number                      Description                      Page Number
_______                     ____________                     ___________

4.1 Copy of Certificate of Incorporation, as amended, of the Company. (Filed as Exhibit
          3.(i) to the Company's Quarterly Report on
          Form 10-Q for the quarter ended September 30, 1994, and incorporated by reference herein.)

4.2       Copy of By-laws, as amended, of the Company.
          (Filed as Exhibit 3.(ii) to the Company's Annual
          Report on Form 10-K for the year ended
          December 31, 1994, and incorporated by reference herein.)

4.3 Copy of Certificate of Designations, Preferences and Rights of Series A $2.40 Cumulative Convertible Preferred Stock of the Company. (Filed as part of Exhibit B to the definitive Proxy Statement of Inland Steel Company dated March 21, 1986 that was furnished to stockholders in connection with the annual meeting held April 23, 1986, and incorporated by reference herein.)

4.4 Copy of Certificate of Designation, Preferences and Rights of Series D Junior Participating
          Preferred Stock of the Company. (Filed as Exhibit
          4-D to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1987, and incorporated by reference herein.)

4.5       Copy of Rights Agreements, dated as of
          November 25, 1987, as amended and restated as of May 24, 1989, between the Company and The First National Bank of Chicago, as Rights Agent
          (Harris Trust and Savings Bank, as successor
          Rights Agent). (Filed as Exhibit 1 to the Company's Current Report of Form 8-K filed on May 24, 1989, and incorporated by reference herein.)

4.6 Copy of Certificate of Designations, Preferences and Rights of Series E ESOP Convertible Preferred
          Stock of the Company. (Filed as Exhibit
          4-F to the Company's Quarterly Report on
          Form 10-Q for the quarter ended June 30, 1989, and incorporated by reference herein.)

4.7 Copy of Certificate of Designations, Preferences and Rights of Series F Exchangeable Preferred
          Stock of the Company. (Filed as Exhibit 4(b) to the Company's Current Report on Form 8-K filed on December 18, 1989, and incorporated by reference herein.)

4.8 Copy of Indenture dated as of December 15, 1992, between the Company and Harris Trust and Savings
          Bank, as Trustee, respecting the Company's
          $150,000,000 12-3/4% Notes due December 15,
          2002. (Filed as Exhibit 4-G to the Company's
          Annual Report on Form 10-K for the fiscal year ended December 31, 1992, and incorporated by reference herein.)

5.1       Opinion of Mayer, Brown & Platt................

10.1      Stock Contribution and Registration Rights Agreement
          between the Company and the Inland Steel Pension
          Plan...........................................

23.1      Consent of Price Waterhouse LLP................

23.2 The consent of Mayer, Brown & Platt is contained in their opinion filed as Exhibit 5.1 to this Registration Statement.

24.1      Powers of Attorney.............................